SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

March 28, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated March 28, 2007 (Joint Venture to Manufacture High-grade Seamless Pipes in Brazil)
2. Press Release dated March 28, 2007 (Sumitomo Metals and Sumitomo Corporation to Invest in Seamless Pipe Threading Business in China)

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS & INVESTOR RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

SUMITOMO METALS

March 28, 2007
Sumitomo Metal Industries, Ltd.

Joint Venture to Manufacture High-grade Seamless Pipes in Brazil

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) and Vallourec (Headquartered in France) have signed a Memorandum of Understanding today to set up a joint venture company in Brazil to manufacture seamless pipes. Sumitomo Metals and Vallourec are world-leading manufacturers of high-grade seamless pipes, and have been cooperating with each other for over 30 years in the field of premium joints for seamless pipes.

The new company will build an integrated steel works, including blast furnace and seamless pipe mill facilities. The works will have the capacity to produce 600,000 tons of seamless pipes annually when operations commence in 2010. Sumitomo Metals and Vallourec plan to sell 300,000 tons each. The two companies have agreed to operate the joint venture principally as equal partners. Each parent company will have the same number of management committee members.

Backed by strong world energy demand, the market for seamless pipes used for oil and natural gas development has been growing in recent years. In particular, the market for high-grade seamless pipes, durable even in severe drilling environments, is expected to expand at a remarkable pace.

In these circumstances, Sumitomo Metals and Vallourec, seeking good access to growing markets (including North America, the Middle East and Africa) and the low raw materials and energy costs in Brazil, have reached a general understanding to work together on building a world-leading, high-grade seamless pipe manufacturing mill.

The performance of high-grade seamless pipes depends on the pipe manufacturing technology and premium joint technology. Sumitomo Metals and Vallourec possess strengths in these two areas, enabling the joint venture to be very well positioned as a production base.

The joint venture will give Sumitomo Metals a global seamless pipe supply capacity of 1.6 million tons annually, allowing it to meet the needs of customers, particularly the supermajors, as well as globalize its pipe business and accelerate its distinctiveness.

*All output figures are metric tons.

< Profile of the New Company >

1. Business: Manufacture of seamless pipes
   (Manufacturing company; each parent company to conduct sales activities)
2. Capacity:
   - 600,000 tons/year of seamless pipe
     (Each parent company to sell 300,000 tons)
   - One million tons/year of crude steel
     (The seamless pipe mill will use 700,000 tons and Vallourec will buy the rest)
3. Equipment: Integrated steel works including
   - Upstream facilities such as blast furnace and steel making plants
   - Seamless pipe mill (φ168.3-406.4mm)
   - Finishing facilities
4. Location: State of Minas Gerais, Brazil
5. Scheduled startup: By mid 2010
6. Investment: Approx. US$1,600 million
7. Governance: Each parent company will have the same number of management committee members.
8. Shareholders: Sumitomo Metals, Sumitomo Corporation and Vallourec
   The ownership ratio will be split between Sumitomo and Vallourec to reflect the pipe and steel output allocation. Vallourec will have the majority in the joint venture.

< Profile of Sumitomo Metal Industries, Ltd. >

1. President: Hiroshi Tomono
2. Headquarters: Japan
3. Sales: JPY1,552,765 million (2005)
4. Seamless pipe manufacturing plants: Japan
5. Employees: 25,639 (as of the end of March 2006)

< Profile of Vallourec >

1. Chairman of the Management Board: Pierre Verluca
2. Headquarters: France
3. Sales: 5,542 million euro (2006)
4. Seamless pipe manufacturing plants: France, Germany, Brazil, and U.S.
5. Employees: Approx. 18,000 (2006)

< Cooperation between Sumitomo Metals and Vallourec >

The two companies have been working together since 1976 on the VAM premium joint. They have been jointly involved in research/development and in the operation of VAM manufacturing facilities in the U.S., Indonesia and Vietnam.

The establishment of the joint venture company and related arrangements between Sumitomo Metals and Vallourec are subject to the future negotiation and the mutual consent of the both parties on the definitive agreement.

March 28, 2007
Sumitomo Metal Industries, Ltd.
Sumitomo Corporation

Sumitomo Metals and Sumitomo Corporation to Invest in Seamless Pipe Threading Business in China

Sumitomo Metal Industries, Ltd. (Sumitomo Metals) and Sumitomo Corporation today announced a preliminary agreement with Vallourec to invest in a seamless pipe threading business in China established by Vallourec . The business involves the threading of seamless pipes used for Chinese oil and natural gas development, focusing on the premium joints known as VAM. *

In China, oil and natural gas development is surging and drilling environments are becoming more severe. As a consequence, the demand for premium joints for seamless pipes used in oil and natural gas development is rising. Sumitomo Metals and Sumitomo Corporation have been stepping up sales activities in China, recognizing it as one of the most important markets for seamless pipes. The intended investment will enable both companies to strengthen their position in the seamless pipe business in China.

Sumitomo Metals and Vallourec have been working together since 1976 in the field of VAM premium joints. Moreover, Sumitomo Metals, Sumitomo Corporation and Vallourec have been operating VAM threading businesses in the U.S., Indonesia and Vietnam.

> * VAM is the brand name of a premium joint for seamless pipes. Sumitomo Metals and Vallourec have jointly developed the technology for VAM, which has captured the largest market share worldwide.

< Profile of the Business >

1. Company name: VAM (Changzhou) Oil and Gas Premium Equipment Co., Ltd.
2. Business: Threading seamless pipes for oil and natural gas development in China, focusing on the VAM premium joints
3. Location: Changzhou, China
4. Ownership: Vallourec 51%, Sumitomo Metals 34%, Sumitomo Corporation 15%
5. Production capacity: 50,000 metric tons/year
6. Employees: Approximately 160
7. Startup: mid 2007

< Reference >

Vallourec

1) Chairman of the Management Board: Pierre Verluca
2) Headquarters: France
3) Sales: 5,541 million euro (in 2006)
4) Seamless pipe manufacturing plants: France, Germany, Brazil, and the U.S.
5) Employees: Approx. 18,000

Definitive agreement will be entered into among the parties at a later date.

Inquiries: Sumitomo Metal Industries, Ltd.
Public Relations & Investor Relations Department
Phone: +81-3-4416-6115

Sumitomo Corporation
Corporate Communications Department
Phone: +81-3-5166-3100

END